Exhibit 99.1

Golar LNG Limited Announces Pricing of Upsized Public Follow-On Common Stock Offering

Hamilton, Bermuda – (November 14, 2016) – Golar LNG Limited (the “Company”) (NASDAQ: GLNG) announced today that it has increased the size of its previously announced registered offering by 800,000 shares to 6,500,000 shares of its common stock. In addition, the Company announced the pricing of the upsized offering, at a public offering price of $23.50 per share. As part of this offering, the underwriters are selling 212,765 common shares to a member of the Company’s board of directors at the public offering price. The Company granted the underwriters a 30 day option to purchase up to an additional 975,000 common shares. The proceeds of the offering are expected to be used to partly fund the settlement of the Company’s outstanding convertible bonds and will augment a recently received commitment from Citibank N.A. to finance the remainder of the amounts outstanding under the Company’s convertible bonds through a new term loan credit facility of up to $150 million. The offering is scheduled to close on November 18, 2016.

Citigroup is acting as sole book-running manager. Clarksons Platou Securities, Danske Markets and Evercore ISI are acting as joint lead managers in the offering.

The Company has filed an effective shelf registration statement (including a base prospectus) with the Securities and Exchange Commission (the “SEC”) related to the offering. Before you invest, you should read the base prospectus in that registration statement, the prospectus supplement related to the offering and the other documents incorporated by reference therein, which the Company has filed with the SEC, for more complete information about the Company and the offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained from Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, or by calling (800) 831-9146.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful. This offering may only be made by means of a prospectus supplement and related base prospectus.

Forward-Looking Statements

This press release contains certain forward-looking statements. Forward-looking statements include any statement that may predict, forecast, indicate or imply future results, performance or achievements. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements. These statements involve known and unknown factors and are based upon a number of assumptions and estimates that are inherently subject to significant risks and uncertainties, many of which are beyond the Company’s control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to, those risks and uncertainties described in the prospectus supplement relating to the offering and from time to time in the reports and other documents the Company files with the United States Securities and Exchange Commission, including the Company’s most recent Annual Report on Form 20-F. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. As a result, you are cautioned not to rely on any forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise unless required by law.

Hamilton, Bermuda

November 14, 2016

Enquiries:

Golar Management Limited: + 44 207 063 7900

Brian Tienzo

Stuart Buchanan